SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

Commission File Number_____

ELBIT MEDICAL IMAGING LTD.
(Translation of Registrant’s Name Into English)

13 NOAH MOZES STREET, TEL AVIV 67442, ISRAEL
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F   X     Form 40-F____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes____   No   X

(If “Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

EXPLANATORY NOTE

Attached are the following exhibits:

99.1	Proxy Statement in connection with a Special General Meeting of Shareholders, dated April 20, 2006.

99.2	Form of proxy card for Special General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT MEDICAL IMAGING LTD.
(Registrant)

Date: April 20, 2006                        By: /s/ Shimon Yitzhaki
                       Name: Shimon Yitzhaki
                       Title:   President